BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

02049736

21 August 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 9/6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	12,914,084
Held in client portfolios	74,437,418

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

21 August 2002

12) Total holding following this notification

87,351,502

13) Total percentage holding of issued class following this notification

12.06%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters - 020 7659 6039

Date of Notification - 21 August 2002

Held as Principal	
Deutsche Bank AG London	12,550,296
Morgan Grenfell & Co. Limited	363,788
Total	12,914,084
Held in Client Portfolios	
Morgan Nominees	21,285,971
Morgan Nominees Account CHY	181,220
Morgan Nominees Account CSL	66,863
Morgan Nominees Account DGR	194,127
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	53,004
Morgan Nominees Account SAM	38,954
Morgan Nominees Account SL	459,438
Bank of New York Nominees	926,367
Bank of New York Nominees A/C VC	45,264
Bank of New York Nominees A/C 588251	77,915
Bank of Tokyo London	5,340
British Overseas Bank Account 7020	88,910
BT Globenet Nominees	967,136
Channel Nominees	126,348
Chase Nominees	11,364,995
Chase Nominees Account 14186	168,698
Clydesdale Bank Custodian Nominees	323,881
Deutsche Asset Management (Japan) Ltd	275,490
Deutsche Asset Management Frankfurt	4,500,784
Deutsche Asset Management Spain	314,200
Deutsche Bank Alex Brown	1,176,154
Deutsche Bank International Limited	1,302,690
Deutsche Trust Bank Japan	1,204,878
DWS Investment GmbH	1,065,000
HSBC Global Custody Nominees (UK) Ltd	1,630,118
HSBC Global Custody Nominees (UK) Ltd, A/c 767137	71,417
Lloyds Bank Nominees	373,960

Lothian Regional Council	539,460
National Provincial	182,215
Nortrust Nominees	6,654,708
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	16,593
RBSTB Nominees	4,051,633
RBSTB Nominees A/C RTLDN	150,000
Scudder Investment Management	9,984,803
State Street Nominees	2,083,732
State Street Nominees SD12	883,266
Sutrin Nominees	43,290
Tokyo Trust	216,180
Vidacos Nominees	644,045
To be Advised	66,450
Total	74,437,418